VIA EDGAR		July 12, 2010

	Re:	Warner Music Group Corp.
Form 10-K for the fiscal year ended September 30, 2009
File No. 001-32502

Michelle Lacko

Staff Attorney

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Dear Ms. Lacko:

On behalf of Warner Music Group Corp. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated June 29, 2010 (the “comment letter”) relating to the above-referenced Form 10-K (the “10-K”), including the portions of our definitive Proxy Statement filed on Schedule 14A on January 11, 2010 incorporated by reference therein (the “Proxy Statement”).

To assist your review, we have retyped the text of the Staff’s comments in italics below and the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter.

Definitive Proxy Statement on Schedule 14A

Annual Cash Bonus, page 27

1.	We note your response to our prior comment 9; however, please provide us with additional analysis supporting your belief that the performance targets, including budgeted levels of net revenue and OIBDA, are not material information that is necessary to an understanding of your compensation policies. For example, we note that the overall funding of your company-wide bonus pool is determined by the achievement of these performance goals and, as a result, directly affects the amount of funds available to your named executive officers in the form of annual cash bonuses. Alternatively, confirm to us that, in future filings, you will disclose these performance targets.

Our Response:

In its Compensation Discussion and Analysis, a registrant is required to provide to investors material information that is necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers. Instruction 1 to Item 402(b) of Regulation S-K and Section II.B.1. of Securities Act Release No. 8732A (Aug. 29, 2006).

As described under the caption “Annual Cash Bonus” on page 27 of the Proxy Statement, the Company establishes performance targets to establish a target amount for the Company-wide bonus pool. If the performance targets set by the Compensation Committee are met, the Company-wide bonus pool is initially set at the target amount in the Company’s annual operating budget. If the Company’s performance exceeds the performance targets, the bonus pool is generally initially increased above the targeted amount based on the pre-established scale. If the performance targets are not met, the bonus pool is generally initially decreased below the targeted amount based on the pre-established scale. However, in all cases, the Compensation Committee has the discretion to adjust the initial bonus pool amount determined by reference to the performance targets either upwards or downwards taking into consideration management’s recommendations, the achievement of pre-established qualitative factors and other considerations the Compensation Committee deems appropriate, and, as we have previously disclosed in our proxy statements, the Compensation Committee has used this discretion in the past to adjust final bonus pool amounts.

Given the large number of participants in, and size of, the Company-wide bonus pool, the overall funding amount of the bonus pool has had no direct effect on the amount of funds available to pay the annual discretionary cash bonuses of our named executive officers. Since our initial public offering in 2005, the aggregate of the discretionary annual cash bonuses awarded to our named executive officers has ranged from $2.8 million to $13.7 million, which has always been a small portion of the Company-wide bonus pool. Therefore, the overall funding amount of the Company-wide bonus pool has not been a limiting factor with respect to the Compensation Committee’s annual bonus determinations for our named executive officers. In addition, the aggregate of the annual cash bonuses paid to our named executive officers as a percentage of the total Company-wide bonus pool during such years has varied widely, which indicates that there has been no direct correlation between the size of the Company-wide bonus pool and the aggregate of the annual cash bonuses paid to our named executive officers. As described in our prior response and in our Proxy Statement, the actual individual bonus amounts awarded to our named executive officers are fully discretionary, taking into account the target bonuses set forth in each named executive officer’s employment agreement, our corporate performance and other discretionary factors. Therefore, we do not believe that the performance targets established by the Compensation Committee for the determination of the Company-wide overall bonus pool are material to an understanding of either the amounts of the annual bonuses for our named executive officers or why the Compensation Committee determined to pay those amounts.

To the extent that in a future fiscal year the size of the Company-wide bonus pool does have a direct effect on the funds available to pay annual cash bonuses for our named executive officers or the amounts of their bonuses, we will either (1) disclose the relevant performance targets for the Company-wide bonus pool or (2) if we believe that the disclosure would result in competitive harm, explain how likely it would be for us to achieve the undisclosed performance targets for the Company-wide bonus pool.

We are providing the Staff on a confidential and supplemental basis in a separate letter dated today additional detail supporting our conclusion that the performance targets established by the Compensation Committee for the determination of the Company-wide overall bonus pool were not required to be disclosed under the requirements of Item 402(b) of Regulation S-K.

*    *    *    *    *    *

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under any federal securities laws of the United States.

Please call me (212-275-2045) if you wish to discuss our responses to the comment letter.

Sincerely,

/s/ Trent N. Tappe
Trent N. Tappe Senior Vice President and Chief Corporate
Governance and Securities Counsel

cc:	Steven Macri, EVP and Chief Financial Officer
Paul M. Robinson, EVP and General Counsel
Jon Pedersen, SVP and Controller
Edward P. Tolley III, Simpson Thacher & Bartlett LLP